Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS FOR THE
QUARTER ENDED SEPTEMBER 30, 2023

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended September 30, 2023.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended September 30, 2023 published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on November 21, 2023 (Eastern Standard Time), in relation to the unaudited financial results for the three months ended September 30, 2023, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the unaudited financial results for the three months ended September 30, 2023 and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, November 21, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces September Quarter 2023
Unaudited Financial Results

GUANGZHOU, China, November 21, 2023/PRNewswire/-- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for September quarter 2023.

Financial Highlights for the First Quarter of Fiscal Year 2024 ended September 30, 2023

•	Revenue was RMB3,791.2 million (US$519.6 million), representing an increase of 36.7% year over year and 16.6% quarter over quarter.

•	Gross profit was RMB1,583.7 million (US$217.1 million), representing an increase of 60.2% year over year and 22.2% quarter over quarter.

•	Gross margin was 41.8%, compared to 35.7% in the same period of 2022 and 39.8% in the previous quarter.

•	Operating profit was RMB788.3 million (US$108.0 million), representing an increase of 54.7% year over year and 14.2% quarter over quarter.

•	Profit for the period was RMB618.3 million (US$84.7 million), representing an increase of 53.0% year over year and 13.0% quarter over quarter.

•	Adjusted net profit(1) was RMB642.0 million (US$88.0 million), representing an increase of 53.8% year over year and 12.4% quarter over quarter.

•	Adjusted net margin(1) was 16.9%, compared to 15.1% in the same period of 2022 and 17.6% in the previous quarter.

•	Adjusted EBITDA(1) was RMB1,014.3 million (US$139.0 million), representing an increase of 52.8% year over year and 18.6% quarter over quarter.

•	Adjusted EBITDA margin(1) was 26.8%, compared to 23.9% in the same period of 2022 and 26.3% in the previous quarter.

Operational Highlights for the First Quarter of Fiscal Year 2024 ended September 30, 2023

•	Number of MINISO stores surpassed 6,000 for the first time and reached 6,115 as of September 30, 2023, increasing by 819 stores year over year and 324 stores quarter over quarter, respectively.

•	Number of MINISO stores in China was 3,802 as of September 30, 2023, increasing by 533 stores year over year and 198 stores quarter over quarter, respectively.

•	Number of MINISO stores in overseas markets was 2,313 as of September 30, 2023, increasing by 286 stores year over year and 126 stores quarter over quarter, respectively.

•	Number of TOP TOY stores was 122 as of September 30, 2023, increasing by 13 stores year over year and 4 stores quarter over quarter, respectively.

Note:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes as of the relevant dates:

	As of
	September 30,	June 30,	September 30,
	2022	2023	2023	YoY	QoQ
Number of MINISO stores(1)	5,296	5,791	6,115	819	324
China	3,269	3,604	3,802	533	198
– Directly operated stores	19	15	20	1	5
– Third-party stores	3,250	3,589	3,782	532	193
Overseas	2,027	2,187	2,313	286	126
– Directly operated stores	131	176	202	71	26
– Third-party stores	1,896	2,011	2,111	215	100
Number of TOP TOY stores(2)	109	118	122	13	4
– Directly operated stores	8	9	9	1	–
– Third-party stores	101	109	113	12	4

Notes:

(1)	“MINISO stores” refers to the offline stores operated under the “MINISO” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(2)	“TOP TOY stores” refers to the offline stores operated under the “TOP TOY” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

For more information about MINISO stores, please refer to “Unaudited Additional Information” in this press release.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “We delivered another strong quarter, demonstrating resilience of our business model and huge potential of our globalization strategy. Core MINISO business including both MINISO offline China and overseas, increased by more than 40% year over year, supported by mid-twenties growth in GMV per MINISO store both in China and overseas. With a more normalized offline travel in this year, we are able to dedicate more resources into our overseas directly operated markets, the revenue of which has increased by more than 80% for two consecutive quarters. In addition, we are encouraged by our developments in our emerging markets such as the North America market, revenue of which increased by nearly 160% in this quarter year over year. Entering Holiday Season, we see this high-growth trend continues in our directly operated markets as we see more value-seeking behavior by overseas consumers and more favorable product mix from us.”

“In many ways, this September quarter was our best quarter so far, with historical highs in revenue, net profit and net store opening. It also marked an important milestone for MINISO as our global store network surpassed 6,000 for the first time. As of September 30, we had opened 477 new MINISO stores in China, accomplishing our full-year plan of 350-450 stores a quarter ahead of schedule. We currently expect to add another 100-200 new stores on a net basis in China in the remaining calendar year of 2023, and we will strive to deliver our target of opening 350 to 450 stores in overseas markets. Going forward, we will continue to focus on our long-term strategic goals of delivering on our globalization strategy, bolstering the strength of our product offerings and continuously optimizing our store network.”

Mr. Eason Zhang, Chief Financial Officer and Vice President of MINISO, commented, “Gross margin for this September quarter reached 41.8%, increasing by more than 6 percentage points from 35.7% in the same quarter last year, setting another historical high, thanks to our solid execution of MINISO’s brand upgrade strategy and more favorable revenue mix, with directly operated market contributed 46% of overseas revenue. In longer term, we are confident to increase gross margin steadily by leveraging our core capabilities in product development, supply chain integration and glocalization.”

“Adjusted net profit increased by 54% year over year to RMB642 million, and adjusted net margin reached 16.9% in this quarter. Excluding foreign exchange impacts, adjusted net margin in this quarter would be 17.1%, compared to 13.2% during the same quarter of 2022, and 15.5% in the previous quarter. Looking forward into the December quarter, we expect our sales to continue to grow strongly on a year-over-year basis, driven by better store-level performance and store network expansion. Meanwhile, our margin profile will continue to optimize on a year-over-year basis.”

Recent Developments

Operational Update

According to the Company’s preliminary estimates, its major operations achieved the following updates:

October 2023: GMV of MINISO’s offline stores in China increased by over 40% year over year, driven primarily by around 11% increase of average GMV per MINISO store. GMV of MINISO’s overseas business increased by around 30% year over year.

Unaudited Financial Results for the First Quarter of Fiscal Year 2024 ended September 30, 2023

Revenue was RMB3,791.2 million (US$519.6 million), representing an increase of 36.7% year over year, primarily driven by a 34.7% year-over-year increase in revenue from China, and a 40.8% year-over-year increase in revenue from overseas markets.

Revenue from China was RMB2,495.8 million (US$342.1 million), 34.7% higher than RMB1,852.3 million in the same period of 2022. The year-over-year increase was primarily driven by (i) an increase of 41.2% in revenue from MINISO’s offline stores in China, which was the result of a 14.0% year-over-year growth in average store count and a 23.8% year-over-year growth in average revenue per MINISO store in China, and (ii) an increase of 46.1% in revenue from TOP TOY, which was the result of a 16.5% year-over-year growth in average store count and a 25.4% year-over-year growth in average revenue per TOP TOY store.

Revenue from overseas markets was RMB1,295.4 million (US$177.5 million), representing an increase of 40.8% year over year. The year-over-year increase was primarily due to a year-over-year increase of 12.5% in average store count and a year-over-year growth of 25.1% in average revenue per MINISO store in overseas markets. Revenue from overseas markets contributed 34.2% of our total revenue in the September quarter of 2023, compared to 33.2% in the same period of 2022 and 34.3% in the previous quarter of 2023.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,207.5 million (US$302.6 million), representing an increase of 23.7% year over year.

Gross profit was RMB1,583.7 million (US$217.1 million), representing an increase of 60.2% year over year.

Gross margin was 41.8%, compared to 35.7% in the same period of 2022. The year-over-year increase was primarily attributable to (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets which accounted for 45.7% of revenue from overseas markets, compared to 34.1% in the same period of 2022, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income was RMB13.4 million (US$1.8 million), compared to RMB6.4 million in the same period of 2022.

Selling and distribution expenses were RMB640.9 million (US$87.8 million), representing an increase of 68.1% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB620.8 million (US$85.1 million), representing an increase of 66.6% year over year. The year-over-year increase was mainly attributable to (i) increased personnel-related expenses in relation to the growth of our business, (ii) increased promotion and advertising expenses, mainly in connection with our execution of strategic brand upgrade of MINISO in China, and (iii) increased licensing expenses in relation to our growing IP library and enriched offerings of IP products.

General and administrative expenses were RMB170.6 million (US$23.4 million), representing an increase of 1.7% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB166.9 million (US$22.9 million), representing an increase of 2.3% year over year. As a percentage of revenue, general and administrative expenses (excluding share-based compensation expenses) for this quarter accounted for 4.4%, decreased from 5.9% in the same period of 2022 thanks to operating leverage.

Other net income was RMB1.0 million (US$0.1 million), compared to RMB64.0 million in the same period of 2022. Other net income mainly consists of investment income from wealth management products, net foreign exchange gain/loss and others. The year-over-year change was mainly attributable to a net foreign exchange loss of RMB7.1 million in this quarter, compared to a net foreign exchange gain of RMB52.3 million in the same period of 2022.

Operating profit was RMB788.3 million (US$108.0 million), representing an increase of 54.7% year over year.

Net finance income was RMB57.9 million (US$7.9 million), representing an increase of 130.9% year over year, mainly due to an increase in interest income of bank deposits.

Profit for the period was RMB618.3 million (US$84.7 million), representing an increase of 53.0% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB642.0 million (US$88.0 million), representing an increase of 53.8% year over year.

Adjusted net margin was 16.9%, compared to 15.1% in the same period of 2022.

Adjusted EBITDA was RMB1,014.3 million (US$139.0 million), representing an increase of 52.8% year over year.

Adjusted EBITDA margin was 26.8%, compared to 23.9% in the same period of 2022.

Basic and diluted earnings per ADS were both RMB1.96 (US$0.27) in this quarter, representing an increase of 48.5% year over year from RMB1.32 in the same period of 2022. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB2.04 (US$0.28) in this quarter, representing an increase of 50.0% year over year from RMB1.36 in the same period of 2022.

Conference Call

The Company’s management will hold an earnings conference call at 4:00 A.M. Eastern Standard Time on Tuesday, November 21, 2023 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://dooyle.zoom.us/j/83537975392? pwd=EH04HZUn0J49ezZi7m0bymGArajiFZ.1

Meeting Number: 835 3797 5392

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers by using the same meeting number and passcode with access 1.

United States:	+1 213 338 8477 (or +1 646 518 9805)
Mainland China:	400 182 3168 (or 400 616 8835)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 29, 2023, which was RMB7.2960 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at
	June 30,	As at September 30,
	2023	2023
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	534,634	654,331	89,684
Right-of-use assets	2,552,600	2,669,901	365,940
Intangible assets	25,277	21,292	2,918
Goodwill	21,069	21,170	2,902
Deferred tax assets	161,617	151,415	20,753
Other investments	73,870	73,870	10,125
Other receivables	74,641	87,510	11,994
Term deposits	100,000	100,000	13,706
	3,543,708	3,779,489	518,022
Current assets
Other investments	205,329	301,361	41,305
Inventories	1,450,519	1,858,935	254,788
Trade and other receivables	1,150,156	1,323,950	181,462
Cash and cash equivalents	6,489,213	6,079,746	833,299
Restricted cash	27,073	34,738	4,761
Term deposits	581,715	267,927	36,723
	9,904,005	9,866,657	1,352,338
Total assets	13,447,713	13,646,146	1,870,360

	As at
	June 30,	As at September 30,
	2023	2023
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	95	95	13
Additional paid-in capital	7,254,871	6,331,304	867,777
Other reserves	1,106,718	1,114,470	152,751
Retained earnings	539,331	1,151,922	157,884
Equity attributable to equity shareholders of the Company	8,901,015	8,597,791	1,178,425
Non-controlling interests	17,253	21,074	2,889
Total equity	8,918,268	8,618,865	1,181,314

LIABILITIES
Non-current liabilities
Contract liabilities	46,754	41,425	5,678
Loans and borrowings	7,215	6,391	876
Lease liabilities	556,801	648,904	88,939
Deferred income	33,080	31,160	4,271
	643,850	727,880	99,764
Current liabilities
Loans and borrowings	–	710	97
Trade and other payables	3,019,302	3,372,587	462,252
Contract liabilities	292,887	278,915	38,228
Lease liabilities	328,933	335,886	46,037
Deferred income	6,778	6,735	923
Current taxation	237,695	304,568	41,745
	3,885,595	4,299,401	589,282
Total liabilities	4,529,445	5,027,281	689,046

Total equity and liabilities	13,447,713	13,646,146	1,870,360

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended September 30,
	2022	2023
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Revenue	2,772,444	3,791,154	519,621
Cost of sales	(1,783,865)	(2,207,456)	(302,557)

Gross profit	988,579	1,583,698	217,064
Other income	6,419	13,437	1,842
Selling and distribution expenses	(381,345)	(640,889)	(87,841)
General and administrative expenses	(167,626)	(170,552)	(23,376)
Other net income	64,035	953	130
(Credit loss)/reversal of credit loss on trade and other receivables	(554)	1,666	228

Operating profit	509,508	788,313	108,047
Finance income	32,255	69,366	9,508
Finance costs	(7,184)	(11,481)	(1,574)

Net finance income	25,071	57,885	7,934

Profit before taxation	534,579	846,198	115,981
Income tax expense	(130,435)	(227,923)	(31,239)

Profit for the period	404,144	618,275	84,742

Attributable to:
Equity shareholders of the Company	411,634	612,591	83,963
Non-controlling interests	(7,490)	5,684	779

Earnings per share for ordinary shares
–Basic	0.33	0.49	0.07
– Diluted	0.33	0.49	0.07

Earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	1.32	1.96	0.27
– Diluted	1.32	1.96	0.27

	Three months ended September 30,
	2022	2023
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Profit for the period	404,144	618,275	84,742

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	26,476	(17,880)	(2,451)

Other comprehensive income/(loss) for the period	26,476	(17,880)	(2,451)

Total comprehensive income for the period	430,620	600,395	82,291

Attributable to:
Equity shareholders of the Company	432,208	596,574	81,767
Non-controlling interests	(1,588)	3,821	524

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share and per ADS data)

	Three months ended September 30,
	2022	2023
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:

Profit for the period	404,144	618,275	84,742

Add back:
Equity-settled share-based payment expenses	13,227	23,769	3,258

Adjusted net profit	417,371	642,044	88,000

Attributable to:
Equity shareholders of the Company	424,861	636,360	87,221
Non-controlling interests	(7,490)	5,684	779

Adjusted net earnings per share for ordinary shares(1)
– Basic	0.34	0.51	0.07
– Diluted	0.34	0.51	0.07

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	1.36	2.04	0.28
– Diluted	1.36	2.04	0.28

Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	417,371	642,044	88,000
Add back:
Depreciation and amortization	108,657	132,868	18,211
Finance costs	7,184	11,481	1,574
Income tax expense	130,435	227,923	31,239
Adjusted EBITDA	663,647	1,014,316	139,024
Adjusted EBITDA margin	23.9%	26.8%	26.8%

Note:

(1)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except for percentages)

	Three months ended September 30,
	2022	2023
	RMB	RMB	US$	YoY
Revenue
Domestic Operations	1,852	2,496	342	35%
– MINISO Brand	1,700	2,307	316	36%
– TOP TOY Brand	124	181	25	46%
– Others	28	8	1	(71)%
International Operations	920	1,295	178	41%
	2,772	3,791	520	37%

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

	As of
	September 30,	June 30,	September 30,
	2022	2023	2023	YoY	QoQ
Number of MINISO stores in China
First-tier cities	464	474	499	35	25
Second-tier cities	1,369	1,496	1,554	185	58
Third- or lower-tier cities	1,436	1,634	1,749	313	115
Total	3,269	3,604	3,802	533	198

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

	As of
	September 30,	June 30,	September 30,
	2022	2023	2023	YoY	QoQ
Number of MINISO stores in overseas markets
Asian countries excluding China	1,108	1,206	1,264	156	58
Americas	556	615	654	98	39
Europe	169	198	218	49	20
Others	194	168	177	(17)	9
Total	2,027	2,187	2,313	286	126